UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

HighTide Energy Inc. DBA Accelevate Solutions

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 6, 2024

Physical Address of Issuer:

4343 N Scottsdale Rd, Ste 150, Scottsdale, Arizona 85251

Website of Issuer:

https://accelevatesolutions.com/

Is there a Co- Issuer?

___X___ Yes   _____ No

Name of Co- Issuer

Fundify Accelevate Solutions CFV I, LLC

Legal status of Co-Issuer:

> *Form:*
>
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> June 12, 2026

Physical Address of Co-Issuer

5900 Balcones Drive, Suite 10888, Austin, TX 78731

Website of Co-Issuer

None

Name of Intermediary through which the Offering will be Conducted:

Fundify Portal LLC

CIK Number of Intermediary:

0001788777

SEC File Number of Intermediary:

7-216

CRD Number of Intermediary:

306519

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

In connection with this Offering, the Company shall pay a fee to Fundify Portal LLC equal to eight and one-half percent (8.5%) of the gross dollar amount raised through Fundify Portal LLC's platform.

Any other direct or indirect interest in the Company held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary does not own any direct or indirect interest in the Company and there is no arrangement for the Intermediary to acquire such an interest, except as stated above.

Type of Security Offered:

(SAFE) Simple Agreement for Future Equity

Target Number of Securities to be Offered:

100,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion.

Maximum Offering Amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

June 17, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

7 employees.

	Most recent fiscal year-end December 31, 2025	Prior fiscal year-end December 31, 2024
Total Assets	$38,445	$128,037
Cash & Cash Equivalents	$4,057	$128,037
Accounts Receivable	$29,361	$0
Total Current Liabilities	$722,597	$210,226
Long-Term Debt	N/A	N/A
Revenues/Sales	$77,533	$8,000
Cost of Goods Sold	($35,653)	($217)
Taxes Paid	$0	$0
Net Income/(Loss)	($2,369,826)	($1,477,874)

Exhibit D, attached hereto and made a part hereof, includes the reviewed financials for the Company for the periods shown above.

The jurisdictions in which the Issuer intends to offer the securities:

All states and territories of the United States where permitted under applicable law.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING ("REGULATION CF"). PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE

INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

THE ESCROW FACILITATOR SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Fundify Portal LLC (the "Intermediary") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Company is referred to herein as the "Company" or "we".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Capitalized terms not defined herein shall have the meanings ascribed to them under Exhibit A.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE COMPANY

HighTide Energy Inc. dba Accelevate Solutions (the "Company") is a Delaware corporation and was formed on February 6, 2024. Its principal place of business is 4343 N Scottsdale Rd, Ste 150, Scottsdale, Arizona 85251. Its website is https://accelevatesolutions.com/ (the "Website").

MANAGEMENT

As of the date of this Form C, the Company's board of directors (the "Board") and the officers appointed by the Board (each an "Officer") are listed below.

The Board consists of the following members:

     (i)   Charles Maury
     (ii)   James Maury
     (iii)   Carolyn Maury

The Board composition described herein is subject to change. See "Prior Offerings of Securities – Strategic Investment by Brand Engagement Network (BEN), Inc. for a description of BENs board appointment right.

The Officers of the Company include:

- Charles Maury, Chair of the Board, Chief Executive Officer ("CEO") and Chief Technology Officer ("CTO"). Mr. Maury is a Co-Founder and Chief Executive Officer of Accelevate Solutions, where he is responsible for overall company strategy, product vision, and execution. Mr. Maury has been with the Company since March 2024. Prior to Accelevate, Mr. Maury served as Chief Technology Officer at ZEVx Inc., where he was involved in developing electrification solutions for commercial vehicle fleets. He has also held leadership roles as Managing Partner at HighTide Partners LLC and Managing Director at Quantum Xperts Inc., where he focused on technology-driven business initiatives and strategic development.

- James Maury, President. Mr. Maury is a Co-Founder and President of Accelevate Solutions, where he leads sales execution and revenue growth. He has been actively involved in building the company's go-to-market strategy and scaling commercial traction through enterprise partnerships and channel distribution. Mr. Maury has been with the Company since March 2024. Mr. Maury has prior experience working on companies that achieved successful exits, including participation in the Software.com IPO and involvement with Global Weather, which was acquired by Google. His background includes leadership in sales and commercialization, with a focus on enterprise customer acquisition and recurring revenue growth.

- Carolyn Maury, VP Finance, Board Member. Ms. Maury is VP of Finance for Accelevate, where she is responsible for managing books, COA, operating expense accounts, vendors, and invoice management infrastructure. Ms. Maury has been with the Company since January 2024. Prior to Accelevate, Ms. Maury had over 25 years' experience in high tech, software, solar and healthcare companies, both large-cap and startup. She specializes in helping CXO and Board leadership navigate operational and strategic business challenges to achieve their financial goals.

- Andrew MacFarlane, who served as the Company's Initial Chief Executive Officer and Director, resigned from his roles effective January 8, 2025. Mr. MacFarlane remains a stockholder of record and no longer serves as a director or officer of the Company.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Description of the Business

The Company is building a transportation, artificial intelligence ("AI"), and software engineering company incorporated in Delaware on February 6, 2024, with its principal place of business in Scottsdale, Arizona. The Company operates under the DBA name "Accelevate Solutions" and has developed a technology platform called Energy Blend AI (the "EBAI Platform"), aimed to help fleet operators, among other things, enhance their decision making with AI tools and software. The Company provides a software solution for fleet operators to digest and utilize connected asset intelligence while identifying which vehicles are best for their fleet composition and enabling fleet operators to directly connect with service providers and vehicle distribution channels. Accelevate has built a proprietary AI-computational model that delivers asset-intelligence with agentic analytics in the connected mobility space. The EBAI Platform materially reduces the time and costs for fleet operators to digest and package prior telemetry and camera services.

Accelevate is structured around the mission of delivering a world-class centralized software platform and computational asset models, powered by AI agents, to transform how and where fleets use asset intelligence. By moving beyond traditional dashboards and basic reporting, Accelevate provides fleets with actionable intelligence that is personalized, scalable, and designed to drive immediate operational impact. This emphasis on AI-driven computational models positions the company as a technology leader in a market that has long been constrained by siloed data and hardware limitations. The Company also has partnership deals with various vacation rental software and integrations with fleet data partners and telematics providers.

Business Plan

The Company is a technology company changing connected fleet and asset management market through the development and deployment of the EBAI Platform, a collective group of AI agents designed to deliver computational intelligence, prescriptive recommendations, and real-time optimization for fleet operators worldwide. Unlike legacy providers that rely on proprietary hardware, static dashboards, and descriptive reporting, the EBAI Platform leverages high-resolution, hardware-agnostic data gateways that integrate seamlessly with leading telematics providers — including Geotab, Samsara, and GPS Insights — to capture rich, flexible data streams across thousands of vehicle platforms. The EBAI Platform operates across three core strategy pillars: Digital Twin analytics (asset-level performance KPIs), Utilization intelligence (aligning assets to fleet mandates), and a Conditional Asset Marketplace (AI-driven procurement and decommission recommendations). The Company's phased growth strategy targets cornerstone customer acquisition and multi-channel deployment through 2026, followed by international scaling and high-volume marketplace expansion through 2028 and beyond, ultimately evolving toward direct OEM gateway connectivity. Accelevate's product roadmap is structured across three phases — Foundation, Integration, and Optimization — delivering progressive milestones including energy loss categorization, driver risk analytics, auxiliary system compatibility, and AI-driven administrative automation. By combining a scalable, API-first technology backbone with deep generative AI capabilities, Accelevate transforms fleet intelligence from passive monitoring into a dynamic, data-driven co-pilot — empowering fleets to reduce costs, improve asset efficiency, and make faster, more confident operational decisions at scale.

The Company's Products and/or Services

The EBAI Platform is a software platform built on a complex architecture of proprietary models, algorithms, and machine learning code — continuously trained on telematics inputs — combined with carrier agents from advanced large language models (*e.g.*, Claude by Anthropic). The EBAI Platform is delivered via a web portal, mobile application, and emailed reports. The EBAI Platform transforms raw fleet data into an intelligent fleet assistant that saves fleets time and money, and grows top-line revenue by changing the way fleets utilize assets. It is designed to work with any fuel source or vehicle class. Key platform components include AI-powered vehicle discovery and pricing intelligence, campaign workflow management, fleet onboarding infrastructure, AI-assisted content scanning, performance verification and analytics, and platform-enabled payment orchestration.

Market Opportunity

The global fleet management industry is undergoing significant digital transformation driven by increasing adoption of telematics, connected vehicle technologies, artificial intelligence ("AI"), and operational analytics. According to industry research firms including Grand View Research, MarketsandMarkets, and Global Market Insights, the markets for fleet management software, connected vehicles, IoT-enabled fleet operations, and related analytics services are projected to experience sustained growth throughout the coming decade.

Grand View Research estimates that the Internet of Things ("IoT") Fleet Management market will grow from approximately $7.0 billion in 2023 to more than $20 billion by 2030, representing a compound annual growth rate ("CAGR") of approximately 17%. Industry reports also project continued expansion of fleet management software, connected commercial vehicle technologies, and AI-enabled transportation analytics as fleet operators increasingly seek to reduce operating costs, improve asset utilization, enhance safety, and optimize sustainability initiatives.

Accelevate Solutions operates within the broader connected fleet and fleet intelligence markets. The Company's platform, EBAI™ (Energy Blend Artificial Intelligence), is designed to provide AI-driven fleet optimization, asset utilization analysis, operational intelligence, decision support, and sustainability-focused recommendations for commercial fleet operators.

Target Market

The Company's primary target customers include:

• Enterprise fleet operators
• Transportation and logistics companies
• Municipal and public transportation agencies
• Passenger transportation providers
• Fleet management companies
• Organizations operating mixed-fuel, internal combustion engine (ICE), hybrid, alternative fuel, and electric vehicle fleets

Management believes these customer segments face increasing pressure to reduce operating costs, improve vehicle utilization, manage fleet transitions, comply with sustainability initiatives, and leverage growing volumes of operational data.

Serviceable Addressable Market (SAM)

Management defines its Serviceable Addressable Market as organizations utilizing telematics systems, connected vehicle platforms, camera systems, fleet management software, or AI-driven analytics solutions as part of their fleet operations.

This market includes fleets already utilizing telematics platforms, connected vehicle infrastructure, or operational analytics solutions that may benefit from the Company's software subscriptions, analytics services, AI recommendations, and fleet optimization capabilities.

Competitive Positioning

The Company believes the market remains fragmented, with many providers offering telematics hardware, fleet tracking, camera systems, or reporting tools as standalone solutions. Accelevate seeks to differentiate itself through the integration of:

• AI-driven fleet decision intelligence
• Asset utilization optimization
• Digital twin technologies
• Multi-energy fleet analytics
• Automated operational recommendations
• Camera-integrated fleet intelligence through EBAI-DC™
• Workflow automation and reporting

Management believes continued adoption of connected vehicles, AI-powered operational tools, and enterprise analytics platforms may create opportunities for growth within the Company's target markets. However, actual market adoption rates, competitive dynamics, and customer demand may differ materially from industry forecasts.

Competition

The Company operates in the connected fleet management and telematics analytics market and competes primarily against established telematics platforms and fleet intelligence software providers.

- Samsara – A leading fleet IoT platform that has launched Samsara Assistant, a generative AI copilot designed to enhance decision-making for operators. Their strength lies in vertical integration of hardware, telematics, and analytics.

- Geotab – A dominant open telematics platform with ~4.6M+ connected vehicles. Geotab's marketplace and third-party integrations position it as a flexible ecosystem competitor, though its AI decisioning is less agentic than EBAI's.

- Verizon Connect – Focused on enterprise fleets, combining GPS tracking, reporting dashboards, and AI dashcams. Strong distribution and telecom backing make them a significant player.

- Motive – A safety-first provider leveraging AI dashcams and its "AI Coach" to deliver automated driver training. The Company believes its unique positioning as infrastructure software provides a differentiated approach to the market.

Intellectual Property

- Accelevate has 1 provisional patent (pending), 2 trademarks (TEB and EnergyBlendAI/EBAI) (pending), and clean IP assignment agreements from 3 inventors.
- Website: accelevatesolutions.com.
- No copyrights.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

THE OFFERING AND SECURITIES

Overview

The Company is offering a minimum amount equal to the Target Offering Amount and up to a maximum amount equal to the Maximum Offering Amount of the Securities on a best-efforts basis as described in this Form C (this "Offering"), subject to the Minimum Individual Purchase and the Maximum Individual Purchase Amount. The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. The Company must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Investor funds will be held in escrow with the Escrow Agent, a qualified third-party escrow agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Crowdfunding Vehicle

The investment will be made through the Crowdfunding Vehicle, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9, promulgated thereunder, and not direct equity interests in the Company. The Crowdfunding Vehicle will be the legal owner of the Securities. This structure creates an additional layer between Investors and the Company, and Investors' rights will be governed by the Crowdfunding Vehicle's operating agreement rather than by direct equity holder rights. The Crowdfunding Vehicle is managed by the Administrator, an affiliate of the Intermediary. The Crowdfunding Vehicle was organized for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding Vehicle will allow Investors to achieve the same economic exposure, voting power, and information rights in the Securities, as if they had invested directly with the Company. If the Crowdfunding Vehicle fails to properly administer its affairs, or if disputes arise regarding the Crowdfunding Vehicle's governance, Investors' interests could be adversely affected.

The Deal Page

A description of our products, services, and business plan can be found on the Company's page on the Intermediary's website (the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the new Offering Deadline must be twenty-one (21) days after the time the Offering opened and (ii) that all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investor Limitations

Under Regulation CF, Investors are limited in how much they can invest in all crowdfunding offerings during any twelve (12) month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501(a) of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

You should review this Form C, the Company's Formation Document (Exhibit E), the Company's Bylaws (Exhibit F), the Crowdfunding Vehicle's limited liability company agreement (Exhibit G), the Crowdfunding Vehicle subscription agreement (Exhibit H), and the Primary Issuer SAFE between the Company and the Crowdfunding Vehicle (Exhibit I, and collectively with the foregoing, the "Governing Agreements"), in conjunction with the following summary. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Price

The Securities are being offered at the Offering Price. The Investor will receive the number of Securities equal to the amount the Investor paid for the Securities (the "Purchase Amount") divided by the Offering Price (as rounded to the lowest whole number).

The Securities Are Not Equity Securities in the Company

The Securities are Membership Units in the Crowdfunding Vehicle and are not equity securities in the Company. Additionally, the Company Securities to be acquired and held by the Crowdfunding Vehicle are not currently equity interests in the Company and only provide the right to receive equity upon the occurrence of a qualified event, which may or may not occur.

Voting and Control

The Securities have no right to vote. As a result, the Investors will have no voting power on any corporate matters of the Company, including additional issuance of securities, the Company's repurchase of securities, changes to the Company's Formation Documents, the appointment of the Company's directors, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this limitation of voting power and control.

Dividends and/or Distributions

The Securities do not have the right to share in dividends and other distributions.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

Rights and Preferences

The Securities do not have any special rights, preferences, or privileges other than those set forth in the Governing Agreements. The Company reserves the right to amend any Governing Agreement in the manner prescribed by statute, which may adversely affect the rights of holders of Securities, subject to applicable law.

Investor Rights

The Crowdfunding Vehicle's acquisition of the Company Securities is governed by the primary Issuer SAFE (Exhibit I), which provides the Crowdfunding Vehicle with additional rights including pro rata rights and tag-along rights. These rights are held by the Crowdfunding Vehicle as the legal owner of the Company Securities and are exercised by the Administrator in its capacity as Manager. In addition, the Issuer has provided the following rights to the Administrator as Manager of the Crowdfunding Vehicle: board observer rights, information rights, and notice of material events.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred or resold by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred to the Company, to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, as part of an offering registered with the SEC (a "Public Listing"), or to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances (collectively, an "Eligible Transferee"). "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships.

Each Investor should be aware that although the Securities may legally be able to be transferred to an Eligible Transferee, there is no guarantee that an Eligible Transferee will be willing to purchase them. Further, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to a Public Listing or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a Public Listing is not necessary to effect such transfer. Furthermore, upon the event of a Public Listing, the Securities will be subject to a lock-up period (for which the Company's officers may execute documents on behalf of the Investors) and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Company or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of Investors through the recordkeeping by the Crowdfunding Vehicle.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Securities in any manner.

Modification of Securities

The terms of the Securities may be modified by the Company and holders of a majority of the voting shares of the Company's Capital Stock then issued and outstanding.

Description of the Company Securities

With respect to the Company Securities, upon the occurrence of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation (an "Equity Financing"), the Company Securities will automatically convert into the greater of (1) the number of shares of preferred stock equal to the purchase amount divided by the quotient of the (x) the post-money valuation cap (*i.e.*, $10,000,000); and (y) the company capitalization (*i.e.*, the Capital Stock of the Company on a fully-diluted basis); and (2) the number of shares of preferred stock equal to the purchase amount divided by the discount price (*i.e.*, the lowest price per share of the preferred stock sold in such Equity Financing multiplied by the discount rate of 80%).

Upon the occurrence of a change of control, direct listing, or an initial public offering prior to the termination of the Company Securities (a "Liquidity Event"), the Company Securities will automatically entitle the holder to receive a portion of proceeds due and payable to the holder immediately prior to, or concurrent with, the consummation of such Liquidity Event equal to the greater of (1) the purchase amount; or (2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the Liquidity Price (as defined in the SAFE).

In the event there is a Dissolution Event (as defined in the SAFE) before the termination of the SAFE, the holder shall automatically be entitled to receive a portion of the proceeds equal to the Cash-Out Amount (*i.e.*, the purchase amount as defined in the SAFE), subject to the liquidation priority described below and in the SAFE.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the holder and such other Safes and/or preferred stock, the applicable proceeds will be distributed pro rata to the holder and such other Safes and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for common stock.

The Company Securities will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Company Securities) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the holder pursuant to the automatic conversion of the Company Securities; or (ii) the payment, or setting aside for payment, of amounts due a Liquidity Event or a Dissolution Event.

OWNERSHIP, CAPITAL STRUCTURE, AND DEBT

Capitalization and Outstanding Capital Stock

The Company's authorized Capital Stock consists of 5,000,000 shares of Common Stock, with a par value of $0.001 per share. As of the date of this Form C, 2,381,676 shares of the Company's Common Stock are issued and outstanding.

Outstanding Options, SAFEs, Convertible Notes, Warrants

Pursuant to a Services Agreement dated April 8, 2026, the Company has agreed to pay Fundify Services LLC a fee equal to two percent (2%) of the Company's Fully Diluted Capitalization, payable in cash, equity, or a combination thereof, in connection with business consulting and advisory services. The specific form and amount of this payment has not yet been determined as of the date of this Form C.

As further described below, in connection with the BEN Investment (as defined below), the Company issued a warrant to Brand Engagement Network, Inc. (Nasdaq: BNAI) ("BEN") to acquire up to 243,309 additional shares of the Company's common stock at a fixed price of $4.11 per share, exercisable for a period of one (1) year from the date of issuance. As of the date of this Form C, the first tranche of approximately $150,993 (36,738 shares) has been funded. The remaining 206,571 shares subject to the warrant are expected to be issued upon receipt of subsequent scheduled payments. Upon full exercise, BEN's total aggregate investment in the Company (inclusive of the initial $1,000,000 securities purchase) will be $2,000,000.

In 2025, the Company granted an aggregate of 225,000 fully-vested Restricted Stock Units (RSUs) to its three founders. These RSU grants were cancelled by written amendment in June 2026 prior to the date of this Form C. The share-based compensation expense of approximately $987,883 recognized in FY2025 in connection with these and other equity awards is not reversed upon cancellation and is reflected in the Company's reviewed financial statements.

As of the date of this Form C, except as described above, the Company does not have any other outstanding options, SAFEs, convertible notes, warrants, or other securities convertible into the Company's Capital Stock.

Outstanding Debt

As of December 31, 2025, the Company's material liabilities consist of accounts payable and accrued expenses of $722,597. Except as described above, the Company has no other outstanding debt obligations.

Prior Offerings of Securities

The Company's authorized capital stock consists of **5,000,000 shares of Common Stock**, with a par value of $0.001 per share. As of the date of this Form C, **2,381,676 shares of Common Stock** are issued and outstanding, and **2,634,985 shares** are outstanding on a fully diluted basis (before this Offering), which includes **243,309 shares** issuable upon exercise of outstanding warrants held by BEN and **10,000 shares** reserved and available for future issuance under the Company's 2024 Bridge Equity Plan.

Since inception, the Company has raised an aggregate of approximately $2,012,130 through the issuance of Common Stock, including $4.11/share Seed Offering subscriptions and the BEN Strategic Investment described below (the "Seed Offering").

The Seed Offering was conducted on a non-brokered basis pursuant to exemptions from registration under the Securities Act of 1933, as amended, including Rule 506(b) of Regulation D. Subscribers in the Seed Offering include HighTide Partners, LLC, Brock Allison, John McDonnell, CO LAB Founders Fund LP, Gregory K. Womack, David Kohei Miya, and other accredited investors. In addition, BEN subscribed for shares of Common Stock pursuant to a strategic investment described separately below.

Strategic Investment by Brand Engagement Network, Inc.

In April 2026, the Company sold 243,309 shares of its Common Stock at a price per share of $4.11 and a warrant to purchase 243,309 shares of Common Stock, exercisable for a period of one (1) year at a price per share of $4.11, at an aggregate purchase price of $1,000,000 (the "BEN Strategic Investment"). Pursuant to that certain securities purchase agreement dated as of May 30, 2026, the initial tranche of $250,101, in connection with the BEN Strategic Investment, was funded on April 22, 2026. The second tranche of $749,899 was subsequently received upon closing of the BEN Strategic Investment.

Following the closing of the BEN Strategic Investment, BEN committed to exercise the full warrant for an additional $1,000,000 investment in the Company at a fixed price of $4.11 per share, which is being funded in monthly tranches over approximately six months and is expected to be fully received by approximately November 2026, bringing the total aggregate committed investment by BEN to $2,000,000. As of the date of this Form C, the first warrant exercise tranche of approximately $150,993 (36,738 shares) has been funded. Upon full payment of the initial $1,000,000, BEN has the right to appoint one member to the Company's Board of Directors. BEN also holds a right of first refusal to acquire the Company on the same terms as any bona fide third-party offer.

Concurrent Offering of Securities

The Company is selling or intends to sell securities in a concurrent offering to accredited investors in reliance on Rule 506 of Regulation D under the Securities Act at the same time as this Offering (the "Private Offering"). The securities sold under the Private Offering provide substantially the same rights as the Securities being offered in this Offering. The maximum offering amount under this Offering combined with the Private Offering is $1,000,000.

The Company may also raise additional funds in a subsequent or an additional concurrent offering of securities other than the Private Offering, which could further dilute the number of shares issuable upon the conversion of the Company Securities.

Ownership

Name	Number of Shares of Common Stock	Percentage of Voting Ownership
HighTide Partners, LLC	1,177,631	49.45%
Brand Engagement Network, Inc.	243,309	10.22%
Andrew MacFarlane	244,515	10.27%
Minority Shareholders	716,221	30.07%
Total	2,381,676	100.00%

HighTide Partners, LLC is an entity owned and controlled by James L. Maury, Carolyn Maury, and Charles L. Maury, each of whom is a founder, officer, and/or director of the Company. Shares held of record by HighTide Partners, LLC are beneficially attributed to James L. Maury, Carolyn Maury, and Charles L. Maury for purposes of beneficial ownership disclosure.

Brand Engagement Network, Inc. (Nasdaq: BNAI) is a publicly traded corporation. BEN's shares were issued in connection with the BEN Strategic Investment described under "Prior Offerings of Securities" above. BEN holds additional rights including warrant coverage, a board seat right, and a right of first refusal, as described above.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit D</u>.

COMMISSION AND FEES

Cash Commission

The Company will compensate the Intermediary as follows:
- Intermediary will receive a commission equal to eight and one-half percent (8.5%) of the gross amount raised through the Intermediary's platform (the "Success Fee").
- The Company will reimburse Intermediary for certain expenses related to the Offering.

USE OF PROCEEDS

The following table illustrates how the Company expects to use the proceeds received from this Offering. The table does not include payments to financial and legal service providers and escrow-related fees, all of which were paid from other funds before the Offering began. It also does not include the value of the securities the Company has agreed to issue to the Intermediary for participating in the offering.

Use of Proceeds	Approximate % of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	Approximate % of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	8.5%	$8,500	8.5%	$85,000
Employees & Tax/Insurance	58%	$58,000	60%	$600,000
Operating Software/Other OpEx	2%	$2,000	1%	$10,000
Sales & Marketing	28%	$28,000	25%	$250,000
Dev Software/IP Filings/API Tests/Marketplace Adaptability R&D	1%	$1,000	1%	$10,000
Remainder/Safety Net	2.5%	$2,500	4.5%	$45,000
Total	**100%**	**$100,000**	**100%**	**$1,000,000**

The amount reflected as the "Intermediary Fee" represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing monthly fees payable to the Intermediary.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs or general working capital requirements, or the Company's Board may pursue an alternative strategy, which would impact the allocations set forth above.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has engaged in transactions with related persons as described below. Remo Weber is a strategic partner and equity holder of the Company, holding 50,000 shares of Common Stock. Mr. Weber provides business development and customer introduction services to the Company through his entity, XBO Sales. During the year ended December 31, 2025, the Company paid commissions of $1,250 to Mr. Weber in connection with these services. The Company may enter into additional related party arrangements in the future.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be

anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are true in connection with this Offering. Specifically, the Company:

(1)   Is organized under, and subject to, the laws of the State of Formation;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding Vehicle, nor any of their respective control persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws or any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than one hundred twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Website.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total

assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law. Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

To the extent required, the Company will file a Form C-U with the SEC to disclose its progress towards meeting the target offering amount, as required by Rule 203(a) of Regulation CF. Such Form C-U will be filed no later than five (5) business days after the Company reaches fifty percent (50%) and one hundred percent (100%) of the target offering amount.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section, the additional risks described in Exhibit B, and other factors set forth in this Form C. The risks described below are not intended to be an exhaustive list of all risks associated with an investment in the Company or the Securities being offered. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also adversely affect the Company's business, financial condition, results of operations, and prospects. If any of the following risks actually occur, the Company's business, financial condition, results of operations, and prospects could be materially and adversely affected, and investors may lose all or a substantial portion of their investment.

Risks Related to the Company and its Business

The Company has execution risk.

The Company has a limited operating history with only early-stage traction to date. Its ability to scale from approximately 1,000 vehicles to tens of thousands remains unproven. Revenue forecasts depend on successful enterprise conversion and channel execution through partners like Geotab, which has not yet been validated at scale.

The Company has operational risk.

Onboarding process requires coordination across device installation, data integration, and enterprise configuration, which may constrain growth. Current onboarding capacity (50–100 vehicles/week) may limit ability to meet demand without successful scaling of automation and team.

The Company has technology risk.

The EBAI Platform relies on integration with third-party telematics providers (*e.g.*, Geotab), creating dependency risk. AI-driven optimization capabilities are still evolving, and long-term differentiation versus analytics tools is unproven.

The Company has competitive risk.

The Company operates in a competitive market with well-capitalized incumbents (*e.g.*, Samsara, Geotab, Verizon Connect) that may expand AI capabilities. Existing telematics platforms could integrate similar features natively, reducing the need for third-party solutions.

Concentration of Ownership and Control — Our Founders Control a Majority of the Voting Power and Will Be Able to Exert Significant Influence Over All Matters Submitted to Stockholders.

As of the date of this offering, HighTide Partners, LLC holds approximately **49.45%** of the Company's total outstanding voting shares. Charles L. Maury additionally holds **125,000** shares of Common Stock in his individual capacity, representing approximately **5.25%** of total voting shares. Together, HighTide Partners, LLC and Charles L. Maury control approximately **54.70%** of the Company's total voting power. On a fully diluted basis, the Maury family collectively holds approximately **62.84%** of the Company's outstanding equity.

Additionally, BEN holds approximately 10.22% of the Company's outstanding Common Stock and has committed to exercise warrants for an additional 243,309 shares at $4.11 per share (of which 36,738 shares have been funded as of the date of this Form C). Upon payment of the full $1,000,000 initial investment, BEN holds the right to appoint one member of the Company's Board of Directors. Upon full exercise of its warrant, BEN's ownership percentage in the Company will increase significantly.

As a result of this concentration, the founders are able, acting together, to control the outcome of substantially all matters requiring stockholder approval, including the election and removal of directors, approval of mergers, acquisitions, or other business combinations, amendments to the Company's certificate of incorporation or bylaws, and any other significant corporate transactions. Investors who purchase securities in this offering will hold a minority interest and will have limited ability to influence these decisions, even collectively.

This concentration of control could discourage third parties from pursuing a change-of-control transaction that other stockholders might consider beneficial if the founders do not support such a transaction. It could also result in decisions that are inconsistent with the interests of minority investors, including investors who participate in this Reg CF offering. There is no requirement that the founders take actions that maximize value for all stockholders, and their interests may at times differ materially from those of other investors.

After this offering closes, assuming the maximum offering amount is raised, the founders' percentage ownership will be diluted, but they are expected to retain majority voting control. Investors in this offering should be aware that they will have limited or no practical ability to influence the Company's direction, management, or strategic decisions.

The Company's strategic relationship with Brand Engagement Network, Inc. (Nasdaq: BNAI) creates concentration risk and potential conflicts of interest.

The Company has entered into a significant strategic investment and commercial relationship with BEN, which has committed an aggregate of $2,000,000 in the Company's equity and holds warrant coverage, a board seat right, and a right of first refusal to acquire the Company. BEN's ability to appoint a director could influence the Company's strategic direction in ways that may not align with the interests of other investors. Upon full exercise of its warrant, BEN's aggregate ownership will represent a significant minority position in the Company. BEN's right of first refusal could deter third-party acquisition offers that might otherwise benefit investors. If BEN were to experience financial difficulties, regulatory issues, or a change in strategic priorities, the Company's commercial relationships and capital plans could be adversely affected. In addition, BEN is a publicly traded company and changes in BEN's business, market position, or stock price may indirectly affect the Company's operations and prospects.

The Company has a limited operating history.

The Company was formed on the Formation Date and has a limited operating history upon which prospective Investors can evaluate its performance or prospects. Since its formation, the Company has not achieved profitability, and there can be no assurance that it will achieve or sustain profitability in the future. The Company's limited operating history makes it difficult to evaluate the viability of its business model and the reliability of its financial projections. Many early-stage companies fail to achieve profitability despite initial indications of market traction, and Investors should consider the Company's prospects in light of the risks, expenses, and challenges frequently encountered by companies at a similar stage of development.

The Company may never generate sufficient revenue to sustain operations.

There is no guarantee that the Company will generate revenue sufficient to cover its operating costs, fund future growth, or provide a return to Investors. Early-stage companies often experience delays in product development, slower-than-anticipated customer adoption, and unforeseen expenses that can deplete available capital more quickly than projected. If the Company's revenue does not grow at anticipated rates, the Company may be forced to limit its operations or cease doing business entirely, which could result in a total loss of an Investor's investment.

The Company will likely need additional capital, which may not be available on favorable terms, if at all.

The amount of capital the Company is seeking to raise in this Offering may not be sufficient to sustain operations or fully execute its business plan. The Company may need to raise additional capital in the future through equity offerings, debt financings, or other means. There is no assurance that additional capital will be available when needed, or that it will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing, it may be forced to delay, scale back, or eliminate certain planned activities, or to cease operations entirely. Any additional equity financing, including the Private Offering, may result in dilution to existing Investors, and any additional debt financing may impose restrictive covenants on the Company's operations.

The Company's financial projections and forward-looking statements may prove inaccurate.

Any financial projections, forecasts, or forward-looking statements contained in this Form C or the Deal Page are based on assumptions that may prove to be materially inaccurate. Actual results may differ substantially from projected results due to factors including, but not limited to, changes in market conditions, unanticipated expenses, competitive pressures, regulatory developments, and the Company's inability to execute its business plan as anticipated. Investors should not place undue reliance on any forward-looking statements and should independently evaluate the reasonableness of the Company's assumptions.

We may implement new lines of business or offer new products and services.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

We rely on certain intellectual property rights to operate our business, but those rights may not be sufficiently broad or otherwise provide a significant competitive advantage. The steps we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, or to adequately protect our intellectual property or detect or prevent unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect trade secrets and other proprietary rights, but there can be no assurance that these agreements will adequately protect our proprietary information, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, and such third parties may assert claims against us. These lawsuits could be expensive, take significant time, and divert management's attention from other business concerns.

We are dependent on our founder and key management personnel.

The Company is dependent on the continued services of its founder and other key management personnel.

Our business strategy relies on their experience, industry knowledge, relationships, and ability to source, advance, and monetize development-stage projects. The loss of our founder or other key personnel could materially impair our ability to execute our strategy. We do not currently maintain key person insurance on our founder. In addition, competition for qualified personnel in our industry is significant, and we may have difficulty attracting or retaining individuals with the necessary technical, regulatory, and commercial expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding, and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new solutions. Bringing new products or solutions to the market entails a costly and lengthy process that requires us to accurately anticipate changing customer needs and trends. Our competitors include major companies worldwide, many of which have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position and our ability to generate meaningful revenues.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing and new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Information posted on social media platforms and similar channels is virtually immediate in its availability and impact, and may be adverse to our interests or inaccurate, each of which may harm our performance, prospects, or business without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive or confidential data relating to our operations. These attacks may include sophisticated malware and phishing emails that exploit security vulnerabilities, including zero-day malware that is difficult to identify because it is not included in commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers, create system disruptions, or cause shutdowns. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information in various information technology systems that we maintain and in those maintained by third parties with whom we contract. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding, and our systems may not be able to satisfy these changing requirements or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in operations, operational inefficiencies, and a loss of profits. Additionally, a significant theft, loss, or misappropriation of customers' or other proprietary data could result in fines, legal claims, or proceedings.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty, and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Company's geographic expansion plans involve significant complexity and operational risk.

The Company's business model requires expansion into new geographic markets in order to grow. Each new market presents unique challenges, including different labor dynamics, varying local regulations, distinct customer preferences, and the need to establish new relationships with local service providers. The Company may encounter difficulties in replicating its operating model in new markets, including higher-than-anticipated costs, longer-than-expected timelines to profitability, and unforeseen competitive dynamics. The Company's failure to successfully navigate these challenges could materially and adversely affect its growth prospects and financial performance.

Changes in laws and regulations could adversely affect the Company's business.

The Company operates in a regulatory environment that is subject to change. Federal, state, and local governments may enact new laws or regulations, or interpret or enforce existing laws and regulations in new ways, that could affect the Company's operations, increase its compliance costs, or otherwise adversely affect its business, financial condition, or results of operations. In particular, changes to securities laws, tax laws, employment laws, data privacy regulations, or industry-specific regulations could impose additional burdens on the Company. There can be no assurance that the Company will be able to comply with any future laws or regulations in a cost-effective manner, or at all, and any failure to do so could result in fines, penalties, or restrictions on the Company's ability to operate.

The Company may engage in related party transactions and is subject to conflicts of interest.

The Company may engage in transactions with its officers, directors, affiliates, or other related parties. Such transactions may not be negotiated at arm's length and may not be on terms as favorable to the Company as those that could be obtained from unaffiliated third parties. The existence of related party transactions creates inherent conflicts of interest that could result in decisions that are not in the best interests of Investors. Investors will have no ability to approve or reject any such transactions.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and

procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately held company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development-stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such controls and procedures, the cost of compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The Offering relies on a crowdfunding intermediary, and any failure or disruption of the intermediary's platform could adversely affect the Offering.

This Offering is being conducted through a crowdfunding intermediary as required by Regulation CF. The Company is dependent on the intermediary's platform to facilitate the Offering, process investment commitments, and communicate with Investors. If the intermediary experiences technical failures, regulatory issues, financial difficulties, or ceases operations, the Offering could be delayed, disrupted, or terminated. The Company has no control over the intermediary's operations, and any adverse event affecting the intermediary could have a material adverse effect on the Company's ability to complete the Offering and raise capital.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on its determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of investment commitments does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no Securities will be sold.

The Company has set a Target Offering Amount for this Offering. However, there exists a risk that the Company may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to the respective Investors. The Company's ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond the Company's control. Failure to reach the Target Offering Amount could limit the Company's access to the capital necessary to support its strategic initiatives, potentially affecting business expansion, product development, and overall financial stability.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment, as it will be deemed to have been completed prior to the material change.

The Company's management has broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early. If the Target Offering Amount is met after twenty-one (21) calendar days but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering, and the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Investors' cancellation rights are limited under Regulation CF.

Under Regulation CF, Investors may cancel their investment commitments for any reason until 48 hours prior to the Offering Deadline. After that 48-hour window closes, Investors will no longer be able to cancel their commitments, and their funds will be released to the Company upon closing. If a material change to the Offering occurs after the 48-hour cancellation window has closed, Investors may not have the ability to withdraw their commitments, and their recourse may be limited. Investors should carefully consider the timing of their investment commitments and the limited nature of their cancellation rights.

Risks Related to the Securities

The Securities are not direct investment into the Company, but rather into the Crowdfunding Vehicle.

The Securities are membership units of the Crowdfunding Vehicle and not direct securities issued by the Company. While the Crowdfunding Vehicle has been structured to provide the same economic and governance rights as if you were to directly purchase the Company Securities, it may not always be possible to exactly replicate those rights given the nature of the entity structure. Additionally, you will be relying on the Company and the Administrator to ensure that the Crowdfunding Vehicle complies with applicable law.

The offering price was arbitrarily determined and may not reflect actual value.

The price of the Securities was determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's assets, book value, net worth, revenues, earnings, or any other established criteria of value. The Offering Price should not be considered an indication of the actual value of the Securities. There is no guarantee that the Securities can be resold at the Offering Price or at any price.

No independent valuation of the Company has been conducted.

The Company has not obtained an independent third-party valuation in connection with this Offering. The valuation of the Company used for purposes of this Offering was determined by the Company's management and may not accurately reflect the Company's current or future fair market value. Investors should not rely on the implied valuation of the Company as an indicator of the future value of the Securities. An independent valuation might have resulted in a materially different valuation of the Company and the Securities.

The Securities are subject to transfer restrictions and are generally illiquid.

The Securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws and are subject to significant transfer restrictions under Regulation CF. Securities purchased in a Regulation CF offering generally may not be resold for a period of one year from the date of purchase, except in limited circumstances, including transfers to the Company, to an accredited investor, to a family member, or in connection with death, divorce, or similar circumstances. Even after the one-year holding period has elapsed, there is no public market for the Securities, and it is unlikely that one will develop. Investors should expect to hold their Securities for an indefinite period and should be prepared for the possibility that they may never be able to sell or otherwise liquidate their investment.

Investors will hold membership interests in the Crowdfunding Vehicle, not direct equity in the Company.

Investors in this Offering will own membership interests in the Crowdfunding Vehicle, not direct equity interests in the Company. The Crowdfunding Vehicle will be the legal owner of the Securities. This structure creates an additional layer between Investors and the Company, and Investors' rights will be governed by the Crowdfunding Vehicle's operating agreement rather than by direct equity holder rights. The Crowdfunding Vehicle is managed by the Administrator. Investors will be dependent on the

Crowdfunding Vehicle to enforce their rights with respect to the underlying Securities. If the Crowdfunding Vehicle fails to properly administer its affairs, or if disputes arise regarding the Crowdfunding Vehicle's governance, Investors' interests could be adversely affected. Additionally, Investors will receive IRS Form K-1 for tax reporting purposes, which may result in more complex tax filing requirements than direct equity ownership.

Investors will have no voting rights or meaningful control over the Company.

Investors will have no right to vote on any corporate matters, including the election of directors, issuance of additional securities, mergers, acquisitions, or other fundamental corporate transactions. Other classes of equity of the Company may have a right to appoint a director to the Board. As a result, Investors will have no ability to influence the direction or management of the Company, even in circumstances where the Company's actions may adversely affect the value of the Securities. Investors will also not be entitled to any inspection or information rights other than those required by law. Regulation CF requires only the provision of an annual report on Form C-AR, and there are numerous methods by which the Company can terminate its annual report obligations, resulting in no ongoing information rights owed to Investors. This lack of information could put Investors at a disadvantage relative to other security holders who may have rights to periodic financial statements and updates from the Company.

The Securities may be subject to significant dilution.

The Company may issue additional equity securities in the future to employees, service providers, and in connection with future financings. Any such issuances may dilute the ownership percentage that Investors hold, indirectly, in the Company. The Securities do not have anti-dilution rights, meaning that Investors will bear the full effect of any future dilution without adjustment or compensation. The amount and timing of future dilution is uncertain and could be substantial.

The Securities have no protective provisions.

The Securities do not contain protective provisions for Investors. As such, Investors will not be afforded protection in the event of a transaction that may adversely affect them, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event or change of control of the Company, the Securities being offered do not provide Investors with any protection.

An investment in the Securities could result in a loss of your entire investment.

An investment in the Securities offered in this Offering involves a high degree of risk, and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

An investment in the Securities may have adverse tax consequences for Investors.

Because Investors will hold membership interests in the Crowdfunding Vehicle, which is expected to be treated as a partnership for U.S. federal income tax purposes, Investors may be allocated a share of the Crowdfunding Vehicle's income, gain, loss, deduction, and credit items regardless of whether any cash distributions are made. Investors may therefore owe taxes on income attributable to their investment even if they receive no cash distributions in a given year. The tax consequences of an investment in the Securities are complex and depend on each Investor's particular tax situation. Investors are strongly encouraged to consult with their own tax advisors regarding the federal, state, local, and foreign tax consequences of an investment in the Securities.

Exhibits:

Exhibit A: Definitions
Exhibit B: Additional Risk Factors
Exhibit C: Other Material Information
Exhibit D: Summary of the Financial Condition of the Company
Exhibit E: Certificate of Incorporation
Exhibit F: Bylaws
Exhibit G: Crowdfunding Vehicle Limited Liability Company Agreement
Exhibit H: Crowdfunding Vehicle Subscription Agreement
Exhibit I: Primary Issuer SAFE

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

HighTide Energy Inc. DBA Accelevate Solutions
Issuer

By: /s/ Charles Maury
Signature

Name: Charles Maury

Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Charles Maury
Signature

Name: Charles Maury

Title: CEO

Date:

EXHIBIT A
Definitions

"**Administrator**" means Fundify Services LLC.

"**Capital Stock**" means the capital stock of the Company.

"**Company Securities**" or "**SAFE**" means the SAFEs (Simple Agreement for Future Equity) issued by the Company.

"**Escrow Facilitator**" means North Capital Private Securities Corporation

"**Intermediary**" means Fundify Portal LLC, an SEC-registered funding portal and funding portal member of FINRA.

"**Formation Date**" means February 6, 2024, the date of formation or incorporation of the Company.

"**Target Offering Amount**" means one hundred thousand dollars ($100,000).

"**Maximum Individual Purchase Amount**" means twenty-thousand dollars ($20,000).

"**Maximum Offering Amount**" means one million dollars ($1,000,000).

"**Minimum Individual Purchase Amount**" means one dollar ($1.00).

"Offering" means the offering of Securities described in this Form C.

"**Offering Price**" means one dollar ($1.00) per Security.

"Securities" means the membership interests of the Crowdfunding Vehicle that represent the Investor's indirect interests in the Common Stock of the Company held by the Crowdfunding Vehicle.

"**State of Formation**" is Delaware.

EXHIBIT B

Additional Risk Factors

The following risk factors supplement, and should be read in conjunction with, the general risk factors set forth in the Form C. Investing in the Company's Securities involves a high degree of risk. Prospective investors should carefully consider each of the following risks, together with the general risks disclosed in the Form C and all other information contained therein, before deciding whether to invest in the Company's Securities. Any of the risks described below, individually or in combination with other factors, could materially and adversely affect the Company's business, financial condition, results of operations, and prospects. In such event, the value of the Company's securities could decline, and an investor could lose all or a substantial portion of the amount invested. The risks described herein are not the only risks facing the Company; additional risks and uncertainties not currently known or that are currently deemed immaterial may also materially and adversely affect the Company's business, financial condition, results of operations, and prospects.

The Company is heavily dependent on its relationship with Geotab, which is also a potential competitor.

The Company's EBAI Platform relies on proprietary integrations with Geotab, Inc. hardware devices, and the Company operates as a licensed reseller of Geotab telematics devices and data plans. The Company's reseller and marketplace partner agreements with Geotab are central to its current go-to-market strategy and onboarding model, and Geotab data plan charges and hardware costs represent the principal components of the Company's cost of revenue. If Geotab were to terminate, fail to renew, or materially modify the terms of these agreements, restrict the Company's access to its hardware, data, or marketplace, or experience supply, pricing, or service disruptions, the Company's business would be materially and adversely affected. In addition, Geotab is a dominant telematics platform that offers, and may expand, analytics and AI capabilities that compete with the Company's platform. Geotab has no obligation to refrain from competing with the Company, and the concentration of the Company's technical and commercial dependence on a party that may also compete with it presents a significant ongoing risk.

The Company depends on a small number of customers and commercial counterparties, and the loss of any of them could materially reduce its revenue.

The Company's revenue is currently derived from a limited number of enterprise data service agreements and related arrangements. Given the Company's modest total revenue, the loss, non-renewal, or downsizing of any single customer relationship could result in the loss of a material portion of the Company's revenue. Enterprise customers may also have substantial negotiating leverage over the Company with respect to pricing, service levels, and contract terms. There can be no assurance that the Company will retain its existing customers or convert pilot or early-stage deployments into larger, recurring engagements.

The Company relies on third-party artificial intelligence model providers, and changes in the availability, cost, performance, or regulation of those models could adversely affect its platform.

The Company's EBAI Platform incorporates large language model capabilities provided by third parties. The Company does not control the development, pricing, terms of service, or continued availability of these third-party AI models. Providers may increase prices, impose usage restrictions, modify model behavior or performance, or discontinue services, any of which could degrade the functionality of the Company's platform or increase its costs. In addition, the legal

and regulatory environment governing artificial intelligence is evolving rapidly in the United States and abroad. New laws, regulations, or industry standards relating to AI systems, automated decision-making, or the data used to train or operate AI models could impose significant compliance costs on the Company or restrict features of its platform.

The Company has generated only minimal revenue to date, and its operating losses are substantial relative to its revenue.

For the year ended December 31, 2025, the Company generated total revenue of approximately $77,533 and incurred a net loss of approximately $(2,369,826). For the year ended December 31, 2024, the Company generated total revenue of approximately $8,000 and incurred a net loss of approximately $(1,477,874). The Company's current revenue base is not sufficient to support its operating expenses, and the Company expects to continue to incur significant losses for the foreseeable future as it invests in product development, sales, and onboarding capacity. There can be no assurance that the Company's revenue will grow at the rates implied by its business plan or projections, or at all.

A substantial portion of the Company's reported expenses consists of non-cash share-based compensation, and future equity compensation may result in additional dilution.

The Company recognized share-based compensation expense of approximately $987,883 and $1,171,085 for the years ended December 31, 2025 and 2024, respectively, representing a substantial portion of its total operating expenses in each year. While these are non-cash charges, the underlying equity awards, including awards granted to the Company's founders and other related parties, dilute the ownership interests of other holders, and the Company expects to continue to use equity compensation to attract and retain personnel given its limited cash resources. Future equity grants will further dilute the indirect ownership interest of Investors in this Offering.

The Company's board of directors consists entirely of members of the founding family, and the Company has no independent directors.

The Company's board of directors is composed of Charles Maury, James Maury, and Carolyn Maury, each of whom is a founder, officer, and member of the same family, and who collectively control a majority of the Company's voting power directly and through HighTide Partners, LLC. The Company has no independent directors and no independent board committees. As a result, decisions regarding executive compensation (including equity grants to the founders), related party transactions, conflicts of interest, and other governance matters are made by interested parties without independent oversight.

During the year ended December 31, 2025, the Company granted an aggregate of 225,000 fully-vested restricted stock awards to its three founders (25,000 to Charles Maury, 100,000 to Carolyn Maury, and 100,000 to James L. Maury). These awards were subsequently cancelled by amendment in June 2026. The share-based compensation expense of $987,883 recognized during FY2025 in connection with these and other equity awards is not reversed upon cancellation. Investors will have no practical ability to influence these decisions and must rely entirely on the judgment and good faith of the founding family.

The Company has engaged in, and expects to continue to engage in, transactions with related parties.

In addition to compensation arrangements with its founders, the Company pays sales commissions to Remo Weber, a strategic partner and equity holder of the Company (50,000 shares of Common

Stock), through his entity XBO Sales, for business development and customer introduction services. During the year ended December 31, 2025, commissions paid to Mr. Weber totaled $1,250. The Company may enter into additional related party arrangements in the future. These transactions may not be negotiated on arm's-length terms, and Investors will have no ability to approve or reject them.

EXHIBIT C
Other Material Information

In connection with the BEN Strategic Investment, the Company has agreed, in principle, the following terms with BEN:

Right to Appoint Board Member. Upon payment in full of the initial $1,000,000 investment, BEN has the right to appoint one member to the Company's Board of Directors. As of the date of this Form C, BEN has not exercised this right. This board seat right is in addition to BEN's equity ownership position.

Right of First Refusal. Pursuant to the term sheet executed in connection with the BEN investment, BEN holds a right of first refusal to acquire the Company on the same terms and conditions as any bona fide offer made to the Company by a third party. This right of first refusal could affect the Company's ability to consummate a sale or change of control transaction with a third party without first offering BEN the opportunity to acquire the Company on the same terms. Prospective investors should consider the potential impact of this right on the Company's ability to pursue strategic transactions.

Commercial Relationship. In connection with the BEN investment, the Company and BEN entered into mutual commercial reseller agreements. Pursuant to these agreements:

- BEN granted the Company a reseller license for BEN's engagement and media products, with the Company retaining 35% of gross revenue on mutually agreed licensing terms.

- BEN received 12-month exclusivity with Grupo Skye (Mexico territory) in connection with the Company's operations in that territory, with automatic annual renewal if revenue from that territory is at least $150,000. The Company receives the same economic terms as BEN (35% of gross revenue, excluding hardware).

The BEN investment and related agreements described above represent a significant strategic relationship for the Company. Investors should carefully consider the potential benefits and risks of this relationship, including those described under the heading "Risk Factors" in the Form C.

EXHIBIT D
Summary of the Financial Condition of the Company

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking accounts. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations and if we are unsuccessful with this Offering, and ongoing efforts to earn sales revenue, we may not be able to continue to operate and will have to liquidate. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Securities are being offered at a price per share of $1.00 by the Company. The Intermediary has ascribed no pre-Offering valuation to the Company; the Securities are priced by reference to the Company's determination and the Company makes no representations as to the reasonableness of such price.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Please see the reviewed financial statements of the Company for the years ended December 31, 2025, and 2024,for subsequent events and applicable disclosures.

EXHIBIT E
Certificate of Incorporation

EXHIBIT F
Bylaws

EXHIBIT G
Crowdfunding Vehicle Limited Liability Company Agreement

EXHIBIT H
Crowdfunding Vehicle Subscription Agreement

EXHIBIT I
Primary Issuer SAFE